FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 25th, 2003

Information furnished on this form:
    -  Press Release concerning the consolidated financial results for the fiscal year ended March 31, 2003

April 24, 2003

Full Year Consolidated Financial Results for the Fiscal Year Ended March 31, 2003

Consolidated Financial Results

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2002	Increase(Decrease)

	In billions of yen	In billions of yen	%
Net sales	4,695.0	5,101.0	(8.0)
Operating income (loss)	120.8	(55.5)	-
Income (loss) before income taxes	61.4	(461.1)	-
Loss before cumulative effect of accounting change	(24.5)	(309.4)	-
Net loss	(24.5)	(312.0)	-

	Yen	Yen	Yen
Per share of common stock:
Loss before cumulative effect of accounting change:
Basic:	(14.85)	(187.06)	-
Diluted:	(14.85)	(187.06)	-
Net loss :
Basic:	(14.85)	(188.63)	-
Diluted:	(14.85)	(188.63)	-

	In billions of yen	In billions of yen	%
Total assets:	4,103.3	5,010.8	(18.1)

Number of employee:	145,807	141,909	-

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP

  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:
	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2002
Consolidated subsidiaries	183	169
Affiliated companies accounted for by the equity method	17	13

Background to the Financial Results for the Fiscal Year Ended March 31, 2003

1. Fundamental Management Policy

In the fiscal year ended March 31, 2003, the severity of the market conditions remained severe due mainly to weak communications infrastructure equipment market and the slowdown in the domestic information technology ("IT") investment, triggered by the global effect of the long-term IT recession of the U.S. Nevertheless, we are in an age where corporate, countries and local government are implementing systems built on an Internet-based infrastructure. Moreover, the spread of Internet broadband services combined with higher performance personal computers ("PCs") and servers are enabling data to be distributed and processed in great volumes. This in turn makes it possible for consumer electronics products, cars, game machines and other consumer devices to connect each other through the Internet, and for mobile handsets to transmit and receive high-quality moving and video, as well as precise positioning data. In addition, it also becomes possible to track a product with ultra-small chip and wireless functions, creating a ubiquitous computing environment where people and things can be interconnected constantly. In this environment, NEC aims to provide a new level of integrated solutions combining IT and network technologies.

2. Mid- to Long-Term Business Strategy

In April 2000, NEC began its first phase of structural reforms and introduced the in-house company system consisting of three in-house companies, each operating in accordance with its own unique criteria to provide solutions in the fields of IT, networks and electron devices. As a result of the structural reforms, NEC achieved, among other things, the elimination of "back-scratching" among its internal business units, conversion to solution-oriented operations, business restructuring, integration and reorganization of NEC's affiliated companies and the enhancement of corporate governance. During these three years, however, the external environment underwent serious changes stemming from intensified international price competition due to the rise of Chinese corporations, the development of network technology, the development of integrated technologies in IT and network, and changes in the competitive structure of the semiconductor industry.

NEC responded to these business environmental changes by launching its second phase of structural reforms in May 2002. Recognizing the differences of customer needs in its fields of operation and the different approaches required to gain a competitive edge in these fields, NEC divided its business domain into two main areas: IT-Network Integrated Solutions and Semiconductor Solutions. The aim of this second phase is to realize a significant increase in the corporate value of the NEC group by concentrating management resources in each field of business.

  IT-Network Integrated Solutions

On April 1, 2003, former NEC Solutions and NEC Networks shifted from an in-house company structure to a structure based on nine business lines to promote open and flat operations and enhance IT-Network Integrated Solutions. The Domestic Sales Business line is responsible for sales in the rapidly growing IT-Network Integrated Solutions market. An executive officer has been appointed to implement an effective integrated solutions system and enhance the development of software and hardware in the area of IT-Network fusion technology.

  Semiconductor Solutions

On November 1, 2002, NEC separated its semiconductor business (except general-purpose DRAMs) to the newly established NEC Electronics Corporation ("NEC Electronics"). As a semiconductor solution specialist, NEC Electronics is aiming to satisfy customer needs through its differentiated technologies, focusing particularly on system LSIs. The purpose of this corporate separation has been to maximize the corporate value as a semiconductor solution specialist and to build a global company with a solid financial base by implementing the fund raising that suits the investment-intensive characteristics of the business. As strategic partners, NEC and NEC Electronics aim to capitalize on their synergies as strategic partners on both business and technical level.

3. Growth Strategy

NEC is currently grappling with the challenge of how to increase its shareholder equity. The bursting of the IT bubble left IT related companies across the globe recording huge losses. NEC was no exception; however, by decisively implementing structural reforms to eliminate the negative business practices of the past, NEC has been able to endure through the downturn, reinvigorate business, and make a return to business profitability. Nevertheless, factors such as restructuring costs, stock market downturn, and loss in weight of pension trusts assets have contributed to reducing NEC's shareholder equity.

To recover and increase shareholder equity, it is firstly imperative for NEC to increase the profits obtained from ordinary business activities. Therefore, NEC intends to revitalize its business structure and to carry forward with its new business strategy for growth, to realize such strategy, and to implement innovative management ideas.

First, measures for business revitalization include continued enhancement of innovations in production and supply-chain-management, as well as improved profitability and financial condition through further reductions in materials costs and reduction of assets. These measures will help to establish a healthy business from which profits can be obtained even under deflationary economic conditions, thus restoring business productivity.

Next, the new emphasis on strategy for growth is based on two main concepts, the first of which is providing services that integrate the IT solution and network solution. Overlaps in the fields of IT and network have appeared due to the increasingly sophisticated use of information systems and diversification of communications services. NEC will strive to maximize its strength in both of these fields to generate new demand. Furthermore, NEC also aims to offer total solutions by providing hardware and software building network infrastructure, and developing and operating business application software.

The second concept is global business expansion. One measure to achieve this concept is to strengthen the IT solution business in four global regions: Europe, China/Taiwan, Asia/Pacific, and North America, and implement a flat business management in each region. Another pillar of global expansion is the mobile terminal area of the Network Solutions business. Based on a solid domestic foundation, NEC will actively introduce its products in overseas market, focusing particularly in Europe and China.

NEC intends to adopt innovative management practices to realize the foregoing concepts of strategy for growth. By creating a new management structure based on its business units, NEC aims to achieve open and flat operations that concentrate on the market and customers, making it possible to satisfy the increased market demands accompanying development of fusion of IT and network technologies. NEC's overall aim is to create a corporate spiritual climate where the guiding principles are market and customer oriented, and where customer satisfaction is the byword in all activities. Through these measures, NEC will achieve global excellence.

4. Basic Policy and Implementation Status of Plan Regarding Corporate Governance

NEC believes that strong corporate governance is vital in maximizing its corporate value, which embodies the company's value for its shareholders, customers, and employees. Recognizing this, NEC aims to strengthen its corporate governance as follows, in accordance with the three principles: (i) transparency and integrity of management, (ii) clear accountability, and (iii) timely and fair disclosure.

  Separation of supervision and execution

To achieve fast decision-making and clearly delineate business responsibilities, NEC established an executive officer system in April 2000, and at the same time, reduced the number of board members from 37 to 19 (14 as of March 31, 2003).

  Addition of outside members to board of directors

To strengthen the supervisory function of the board of directors, to raise the management integrity, and to make the decision-making process more transparent, NEC plans to increase the number of independent board members to approximately five, with the aim of creating a board structure in which one third of the members are outside board members. One outside board member assumed office in fiscal 2002, bringing the total of outside board members as of March 31, 2003 to three.

  Auditing system

The corporate auditors are appointed at the shareholders meeting and independently audit the legitimacy of the duties carried out by the directors. The board of corporate auditors consists of two full-time corporate auditors and two outside auditors (as of March 31, 2003).

  Management advisory committee

In January 2001, the Management Advisory Committee was established as an advisory organization for top management. The committee consists of 11 members: five from outside, and six board members (as of March 31, 2003). The committee was held four times in fiscal 2003 to discuss the mid-term management strategy of NEC and other management matters.

  Compensation committee

In January 2001, the Compensation Committee was established to debate the appropriateness of remuneration, bonuses and stock options provided to the directors and executive officers. The Compensation Committee consists of five members, including two outside members (as of March 31, 2003). The Compensation Committee was held twice in fiscal 2003 to discuss revisions to directors' compensation levels and the compensation system.

  Disclosure of quarterly financial results

With a view to emphasizing timely and fair disclosure, NEC started publishing business results on a quarterly basis from fiscal 2002, and endeavors to announce its financial results as soon as possible following the close of each reporting period.

5. Business Results

1. Overview of the fiscal year ended March 31, 2003 and outlook for the fiscal year ending March 31, 2004

Although the world economy showed signs of a modest recovery especially in the U.S. and Asia during the first half ended September 30, 2002, uncertainty intensified in the second half ended March 31, 2003 due mainly to the aggravation of the situation in Iraq. Regarding Japans economy, exports mainly to the U.S. and Asia expanded in the first half, and personal consumption made relatively steady progress, leading the economy towards recovery. However, in the second half, concerns over the slowdown of business conditions increased, as shown by the fact that the favorable trend of exports began to slow down, the stock prices fell as uncertainty grew regarding the future of the world economy due to the disruptive situation in Iraq, and personal consumption slowed down. In the electronics industry, although demand for systems integration (SI) services and digital consumer products grew steadily, demand for PC and communication equipment remained flat and the general weakness in the market continued.

Moreover, the business environment surrounding NEC changed dramatically including advancement of technology integration in the fields of IT and network, the competitive structure of the semiconductor industry, the intense price competition stemming from the rise of new Chinese companies and the development of horizontal international specialization system through providers of electronic manufacturing services (EMS).

Consolidated financial results

Consolidated net sales for the fiscal year ended March 31, 2003 decreased by 8%, to 4,695.0 billion yen, as compared with the previous fiscal year due mainly to decrease in sales for network infrastructure equipment and mobile terminals. Despite the decrease in consolidated net sales, as a result of restructuring measures implemented in the previous fiscal year that reduced fixed expenses and costs, NEC recorded a consolidated operating income of 120.8 billion yen (an increase of 176.4 billion yen as compared with the previous fiscal year). Income before income taxes was 61.4 billion yen (an improvement of 522.6 billion yen as compared with the previous fiscal year). NEC incurred consolidated net loss of 24.5 billion yen despite its 287.4 billion yen improvement as compared with the previous fiscal year. This was mainly due to the equity in losses of affiliated companies resulting from weak operating results of semiconductor companies and the write down of deferred income tax assets resulting from the introduction of a corporate activity tax (gaikei hyojun kazei).

Regarding the fiscal year ending March 31, 2004, although NEC anticipates continuing difficult conditions for the telecommunications infrastructure business, advancing forward with its mobile handset business planned in overseas markets, NEC is aiming to slightly increase its consolidated net sales over the fiscal year ended March 31, 2003 to 4,800.0 billion yen. Due to strong achievements in company-wide restructuring and reductions in material costs, NEC plans an operating income of 45.0 billion yen for the first half ending September 30, 2003 and 180.0 billion yen for the second half ending March 31, 2004 respectively. Regarding consolidated net income, NEC plans a net income of 3 billion yen for the first half and 30.0 billion yen for the second half respectively.

- Consolidated -

Comparison with the fiscal year ended
March 31, 2003:

Net sales	4,800.0 billion yen	+2%
Operating income	180.0 billion yen	Increased by 59.2 billion yen
Income before income taxes	120.0 billion yen	Increased by 58.6 billion yen
Net income	30.0 billion yen	Increased by 54.5 billion yen

- Non-consolidated -

Comparison with the fiscal year ended
March 31, 2003:

Net sales	2,400.0 billion yen	-14%
Ordinary income	35.0 billion yen	Increased by 28.9 billion yen
Net income	15.0 billion yen	Increased by 29.9 billion yen

2. Results by operating segments (including inter-segment transactions and profit/ loss figures)

Sales and segment profit or loss of NEC's main segments were as follows (figures in brackets denote increase or decrease from the previous fiscal year):

IT Solutions Business

Sales: 2,082.6 billion yen (-6%)

Segment profit: 105.8 billion yen (+30.4 billion yen)

Sales for the IT Solutions business for the fiscal year ended March 31, 2003 were 2,082.6 billion yen, a decrease of 6% as compared with the previous fiscal year. Sales of main product areas were as follows:

In the area of SI services/software, sales increased by 4% to 541.7 billion yen over the previous fiscal year. This was mainly due to steady growth in sales for SI services for governments and public offices, and the electrical power and broadcast media industries that were tackling the provision of broadband services and digitalization of broadcasting. In the area of Internet services/support services, sales increased by 4% to 350.3 billion yen over the previous fiscal year due mainly to growth in sales for BIGLOBE's value-added services. In the area of hardware, sales of servers, storage products and workstations decreased by 18% to 363.1 billion yen over the previous fiscal year, primarily due to decreased sales volumes as compared with the previous fiscal year in which NEC had large scale orders.

Segment profit of IT Solutions business increased by 30.4 billion yen to 105.8 billion yen as compared with the previous fiscal year, due mainly to improved profitability resulting from structural reforms of the PC business, and increased sales for SI services/software.

Network Solutions Business

Sales: 1,576.3 billion yen (-20%)

Segment profit: 34.2 billion yen (-19.1 billion yen)

Sales for Network Solutions business decreased by 20% to 1,576.3 billion yen compared to the previous fiscal year.

Regarding sales by main product areas, sales for network infrastructure decreased by 23% to 893.9 billion yen as compared with the previous fiscal year due to continuing weakness in the global telecommunications market. Sales for mobile terminals decreased by 24% to 439.2 billion yen compared to the previous fiscal year when domestic shipments were favorable. With respect to sales in the remaining business areas, an increase in shipments for domestic airborne signal digital broadcasting equipment resulted in an increase in sales of 13% to 243.2 billion yen as compared with the previous fiscal year.

Despite a decrease in overall sales and an adverse business environment, segment profit of Network Solutions business was 34.2 billion yen, a decrease of 19.1 billion yen as compared with the previous fiscal year. The reduced sales were partially offset by a reduction of fixed expenses and costs, resulting from restructuring measures which NEC had been implementing since the previous fiscal year.

Electron Devices Business

Sales: 936.7 billion yen (+11%)

Segment loss: 2.2 billion yen (improved by 145.8 billion yen)

Sales for Electron Devices business for the fiscal year ended March 31, 2003 were 936.7 billion, an 11% increase as compared with the previous fiscal year.

Regarding sales by main product areas, sales for semiconductors increased by 10% to 706.7 billion yen as compared with the previous fiscal year due to the steady growth especially in semiconductors for consumer electronic products, mobile handsets and automobiles. In the area of displays, although shipments increased for plasma display panels, (i) the reduction in business for color liquid crystal displays ("LCDs") for commodity PCs where there was rapid price decline and poor profitability and (ii) the shift to LCDs used in industrial applications resulted in sales of 97.9 billion yen, a 4 % decrease compared to the previous fiscal year. Sales for electronic components and others increased by 34% to 132.1 billion yen as compared with the previous fiscal year, mainly due to the new consolidation of NEC Tokin Corporation as a result of business integration of the NEC's electronic components businesses into NEC Tokin Corporation.

Segment loss of Electron Devices business was 2.2 billion yen, an improvement of 145.8 billion yen as compared with the previous fiscal year. This was due to (i) the restructuring measures that reduced fixed expenses, (ii) the strengthening of the profit base by withdrawal from certain unprofitable product lines and shifting to high value-added products, and (iii) an increase in shipments of semiconductors and plasma display panels.

6. Financial Condition

Net cash provided by operating activities for the fiscal year ended March 31, 2003 was 247.5 billion yen. Despite the consolidated net loss of 24.5 billion yen, this result was achieved through reductions in inventories and accounts receivable by further promotion of asset efficiency. This result was an improvement of 110.8 billion yen as compared with the previous fiscal year, mainly due to a large decrease in the consolidated net loss. Net cash used in investment activities was 11.5 billion yen, a decrease of 191.9 billion as compared with the previous fiscal year. This was principally due to a decrease in expenditures relating to the purchase of fixed assets as a result of selective and focused capital expenditures, and an increase in proceeds from the sale of marketable securities fading in importance of holding.

As a result, the free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash in flow of 235.9 billion yen, an improvement of 302.8 billion yen as compared with the previous fiscal year.

Net cash used in financing activities was 262.7 billion yen due to the redemption of corporate bonds and a decrease in commercial paper. Cash and cash equivalents amounted to 344.3 billion yen, a decrease of 33.4 billion yen as compared with the end of the previous fiscal year.

The balance of interest-bearing debt amounted to 1,487.0 billion yen, a decrease of 772.6 billion yen as compared with the end of the previous fiscal year mainly due to the fact that free cash flows were improved and that NEC Leasing, Ltd. became NEC's affiliated company accounted for by the equity method. Debt equity ratio was 4.15 times (an increase of 0.15 points as compared with the end of the previous fiscal year) mainly due to a decrease in shareholders' equity due to an increase in the amount of minimum pension liability adjustment resulting from the change in discount rate.

Each Index

	Fiscal Year 2001	Fiscal Year 2002	Fiscal Year 2003
Shareholders' equity ratio	19.0%	11.3%	8.7%
Shareholders' equity ratio on market value basis	68.6%	35.5%	15.7%
Redemption years	5.1 years	14.4 years	7.6 years
Interest coverage ratio	5.6	2.9	8.2

Calculation methods for each of the above indices:

Shareholders' equity ratio:

Shareholders' equity at the end of each period / total assets at the end of each period

Shareholders' equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year / total assets at the end of each period

Redemption years:

Interest-bearing debt / cash flows from operating activities

* Interest-bearing debt = (Interest-bearing debt at the beginning of the fiscal year + Interest-bearing debt at the end of the fiscal year) /2

Interest coverage ratio:

Cash flows from operating activities / interest paid

The indices above were calculated based on consolidated financial figures.

(Note 1.)

On April 1, 2001, NEC adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB statement No. 133." These statements require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. The cumulative effect from the adoption of these standards is disclosed as "cumulative effect of accounting change, net of tax" in the condensed consolidated statements of operations.

(Note 2.)

For the third quarter of the fiscal year ended March 31, 2003, as a result of the establishment of NEC Electronics Corporation by corporate separation, NEC Electron Devices no longer exists as NEC's in-house company. Therefore, the segment name was changed from NEC Electron Devices to Electron Devices business. The business structure of Electron Devices business is the same as that of the former NEC Electron Devices. Additionally, from April 1, 2003, in line with the termination of the in-house company system, the segment names of NEC Solutions and NEC Networks have been changed as below.

Previous segment name	New segment name
NEC Solutions	IT Solutions business
NEC Networks	Network Solutions business

*The business structure of each segment remains the same as the former in-house company structure.

Operating income (loss) set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to "income (loss) before income taxes" or "net income (loss)" as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income (loss).

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of yen, millions of U.S. dollars)

	Fiscal 2003	(% of net sales)	Fiscal 2002	(% of net sales)	Increase (decrease)	Fiscal 2003

Net sales	JPY 4,695,035	(100.0)	JPY 5,101,022	(100.0)	(JPY 405,987)	$39,788
Cost of sales	3,453,010	(73.5)	3,919,268	(76.8)	(466,258)	29,263
Selling, general and administrative expenses	1,121,136	(23.9)	1,237,276	(24.3)	(116,140)	9,501
Operating income (loss)	120,889	(2.6)	(55,522)	(-1.1)	176,411	1,024

Non-operating income	153,597	(3.3)	110,390	(2.2)	43,207	1,302
Interest and dividends	18,396		15,754		2,642	156
Other	135,201		94,636		40,565	1,146
Non-operating expenses	212,990	(4.6)	516,051	(10.1)	(303,061)	1,805
Interest	30,218		46,673		(16,455)	256
Other	182,772		469,378		(286,606)	1,549

Income (loss) before income taxes	61,496	(1.3)	(461,183)	(-9.0)	522,679	521

Provision (benefit) for income taxes	58,714	(1.3)	(178,173)	(-3.5)	236,887	498
Minority interest in income of consolidated subsidiaries	6,896	(0.1)	2,574	(0.1)	4,322	58
Equity in losses of affiliated companies	(20,444)	(-0.4)	(23,841)	(-0.5)	3,397	(173)

Loss before cumulative effect of accounting change,net of tax	(24,558)	(-0.5)	(309,425)	(-6.1)	284,867	(208)

Cumulative effect of accounting change, net of tax	-	-	(2,595)	(0.0)	2,595	-

Net loss	(JPY 24,558)	(-0.5)	(JPY 312,020)	(-6.1)	JPY 287,462	$(208)

(Note)

US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 118 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of yen, millions of U.S.dollars)

	March 31, 2003	March 31, 2002	Increase (decrease)	March 31, 2003

Current assets	JPY 1,920,042	JPY 2,405,036	(JPY 484,994)	$16,271
Cash and cash equivalents	344,345	377,772	(33,427)	2,918
Notes and accounts receivable, trade	821,985	905,069	(83,084)	6,966
Current portion of investment in leases	-	251,947	(251,947)	-
Inventories	553,820	650,043	(96,223)	4,693
Other current assets	199,892	220,205	(20,313)	1,694
Long-term assets	2,183,258	2,605,847	(422,589)	18,503

Long-term receivables, trade	33,073	45,073	(12,000)	280
Investments and advances	433,027	576,005	(142,978)	3,670
Investment in leases	-	254,814	(254,814)	-
Property, plant and equipment	838,341	959,577	(121,236)	7,105
Other assets	878,817	770,378	108,439	7,448

Total assets	JPY 4,103,300	JPY 5,010,883	(JPY 907,583)	$34,774

Current liabilities	JPY 1,774,224	JPY 2,210,341	(JPY 436,117)	$15,036

Short-term borrowings and current portion of long-term debt	483,306	760,827	(277,521)	4,096
Notes and accounts payable, trade	875,018	938,955	(63,937)	7,415
Other current liabilities	415,900	510,559	(94,659)	3,525
Long-term liabilities	1,737,219	2,005,610	(268,391)	14,722

Long-term debt	1,003,787	1,498,878	(495,091)	8,507
Accrued pension and severance costs	705,551	467,561	237,990	5,979
Other	27,881	39,171	(11,290)	236
Minority shareholders' equity in consolidated subsidiaries	135,613	132,817	2,796	1,149
Preferred securities issued by a subsidiary	97,800	97,200	600	829

Common stock	244,726	244,726	-	2,074
Additional paid-in capital	358,568	359,501	(933)	3,039
Retained earnings	41,567	66,125	(24,558)	352
Accumulated other comprehensive income (loss)	(286,417)	(105,437)	(180,980)	(2,427)

Total shareholders' equity	358,444	564,915	(206,471)	3,038

Total liabilities and shareholders' equity	JPY 4,103,300	JPY 5,010,883	(JPY 907,583)	$34,774

CONDENSED CONSOLIDATED BALANCE SHEETS ( SUPPLEMENTARY INFORMATION ) (UNAUDITED)

(Millions of yen, millions of U.S.dollars)

	March 31, 2003	March 31, 2002	Increase (decrease)	March 31, 2003

Current assets	JPY 1,920,042	JPY 2,125,329	(JPY 205,287)	$16,271

Cash and cash equivalents	344,345	348,021	(3,676)	2,918
Notes and accounts receivable, trade	821,985	938,179	(116,194)	6,966
Inventories	553,820	650,043	(96,223)	4,693
Other current assets	199,892	189,086	10,806	1,694
Long-term assets	2,183,258	2,338,542	(155,284)	18,503

Long-term receivables, trade	33,073	45,950	(12,877)	280
Investments and advances	433,027	595,007	(161,980)	3,670
Property, plant and equipment	838,341	939,470	(101,129)	7,105
Other assets	878,817	758,115	120,702	7,448

Total assets	JPY 4,103,300	JPY 4,463,871	(JPY 360,571)	$34,774

Current liabilities	JPY 1,774,224	JPY 2,061,102	(JPY 286,878)	$15,036

Short-term borrowings and current portion of long-term debt	483,306	577,105	(93,799)	4,096
Notes and accounts payable, trade	875,018	985,326	(110,308)	7,415
Other current liabilities	415,900	498,671	(82,771)	3,525
Long-term liabilities	1,737,219	1,623,442	113,777	14,722

Long-term debt	1,003,787	1,119,634	(115,847)	8,507
Accrued pension and severance costs	705,551	466,475	239,076	5,979
Other	27,881	37,333	(9,452)	236
Minority shareholders' equity in consolidated subsidiaries	135,613	117,212	18,401	1,149
Preferred securities issued by a subsidiary	97,800	97,200	600	829

Common stock	244,726	244,726	-	2,074
Additional paid-in capital	358,568	359,501	(933)	3,039
Retained earnings	41,567	66,125	(24,558)	352
Accumulated other comprehensive income (loss)	(286,417)	(105,437)	(180,980)	(2,427)

Total shareholders' equity	358,444	564,915	(206,471)	3,038

Total liabilities and shareholders' equity	JPY 4,103,300	JPY 4,463,871	(JPY 360,571)	$34,774

(Note)

In the condensed consolidated balance sheets at the end of March 31, 2002 on this page, the investment in a leasing subsidiary is accounted for by the equity method.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen, millions of U.S.dollars)

	Fiscal 2003	Fiscal 2002	Increase (decrease)	Fiscal 2003

I. Cash flows from operating activities:
Net loss	(JPY 24,558)	(JPY 312,020)	JPY 287,462	$(208)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	195,594	234,738	(39,144)	1,658
Equity in losses of affiliated companies, net of dividends	22,006	28,030	(6,024)	186
Decrease in notes and accounts receivable	116,340	169,628	(53,288)	986
Decrease in inventories	79,343	216,062	(136,719)	672
Decrease in notes and accounts payable	(109,387)	(178,878)	69,491	(927)
Other, net	(31,835)	(20,923)	(10,912)	(270)

Net cash provided by operating activities	247,503	136,637	110,866	2,097

II. Cash flows from investing activities:
Proceeds from sales of fixed assets	99,722	56,094	43,628	845
Additions to fixed assets	(210,261)	(295,585)	85,324	(1,782)
Proceeds from sales of marketable securities	71,919	21,017	50,902	609
Purchase of marketable securities	(2,277)	(2,482)	205	(19)
Other, net	29,311	17,420	11,891	249

Net cash used in investing activities	(11,586)	(203,536)	191,950	(98)

Free cash flows (I + II)	235,917	(66,899)	302,816	1,999

III. Cash flows from financing activities:
Net repayment of bonds and borrowings	(272,448)	(37,007)	(235,441)	(2,309)
Proceeds from preferred securities issued by a subsidiary	-	97,000	(97,000)	-
Dividends paid	(7,291)	(15,948)	8,657	(62)
Other, net	16,990	11,609	5,381	144

Net cash provided by (used in) financing activities	(262,749)	55,654	(318,403)	(2,227)

Effect of exchange rate changes on cash and cash equivalents	(6,595)	2,182	(8,777)	(55)

Net decrease in cash and cash equivalents	(33,427)	(9,063)	(24,364)	(283)

Cash and cash equivalents at beginning of year	377,772	386,835	(9,063)	3,201
Cash and cash equivalents at end of year	JPY 344,345	JPY 377,772	(JPY 33,427)	$2,918

SEGMENT INFORMATION

1.Operating Segment Information

(1) Net Sales (Including internal sales to other segments)
(Millions of yen, millions of U.S. dollars)

	Fiscal 2003	(% of total)	% change	Fiscal 2002	(% of total)	Fiscal 2003
IT Solutions business	JPY 2,082,624	(44.4)	-5.7	JPY 2,209,093	(43.3)	$17,649
Network Solutions business	1,576,333	(33.6)	-19.5	1,957,169	(38.4)	13,359
Electron Devices business	936,719	(20.0)	+11.1	842,878	(16.5)	7,938
Others	661,694	(14.0)	+4.2	634,778	(12.4)	5,608
Eliminations	(579,867)	(-12.4)	-	(589,132)	(-11.5)	(4,915)
Electronics business total	4,677,503	(99.6)	-7.5	5,054,786	(99.1)	39,639

Leasing business	38,222	(0.8)	-46.7	71,759	(1.4)	324
Eliminations	(20,690)	(-0.4)	-	(25,523)	(-0.5)	(175)
Consolidated total	JPY 4,695,035	(100.0)	-8.0	JPY 5,101,022	(100.0)	$39,788

(2) Segment Profit or Loss
(Millions of yen, millions of U.S. dollars)

	Fiscal 2003	(% of profit on sales)	Increase (decrease)	Fiscal 2002	(% of profit on sales)	Fiscal 2003
IT Solutions business	JPY 105,815	(5.1)	JPY 30,425	JPY 75,390	(3.4)	$897
Network Solutions business	34,284	(2.2)	(19,163)	53,447	(2.7)	291
Electron Devices business	(2,282)	(-0.2)	145,877	(148,159)	(-17.6)	(19)
Others	14,838	(2.2)	11,850	2,988	(0.5)	125
Eliminations	156	-	3,513	(3,357)	-	1
Unallocated corporate expenses*	(38,486)	-	1,264	(39,750)	-	(326)
Electronics business total	114,325	(2.4)	173,766	(59,441)	(-1.2)	969

Leasing business	8,154	(21.3)	1,848	6,306	(8.8)	69
Eliminations	(1,590)	-	797	(2,387)	-	(14)
	120,889	(2.6)	176,411	(55,522)	(-1.1)	1,024
Other income	153,597		43,207	110,390		1,302
Other expenses	(212,990)		303,061	(516,051)		(1,805)
Consolidated income(loss) before income taxes	JPY 61,496		JPY 522,679	(JPY 461,183)		$521

(Notes)

* Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers(Unaudited)
(Billions of yen, millions of U.S. dollars)

	Fiscal 2003	% change	Fiscal 2002	Fiscal 2003
IT Solutions business	JPY 1,911.3	-6.9	JPY 2,053.5	$16,197
Domestic	1,647.7	-6.2	1,756.4	13,964
Overseas	263.5	-11.3	297.0	2,233
Network Solutions business	1,473.2	-21.1	1,866.6	12,485
Domestic	1,094.0	-18.2	1,337.9	9,271
Overseas	379.2	-28.3	528.7	3,214
Electron Devices business	842.4	+21.3	694.5	7,139
Domestic	527.3	+32.3	398.7	4,469
Overseas	315.1	+6.5	295.8	2,670
Others	437.2	+3.1	423.9	3,706
Domestic	344.7	-3.1	355.7	2,922
Overseas	92.4	+35.7	68.1	784
Electronics business total	4,664.2	-7.4	5,038.6	39,527
Domestic	3,613.8	-6.1	3,848.8	30,626
Overseas	1,050.3	-11.7	1,189.8	8,901

Leasing business	30.7	-50.6	62.3	261
Domestic	30.7	-50.6	62.3	261
Overseas	-	-	-	-
Consolidated total	JPY 4,695.0	-8.0	JPY 5,101.0	$39,788
Domestic	3,644.6	-6.8	3,911.1	30,887
Overseas	1,050.3	-11.7	1,189.8	8,901

(4) Net Sales by Products and Services (Including internal sales to other segments)(Unaudited)
(Billions of yen, millions of U.S. dollars)

	Fiscal 2003	% change	Fiscal 2002	Fiscal 2003
IT Solutions business	JPY 2,082.6	-5.7	JPY 2,209.0	$17,649
Systems Integration Services /Software	541.7	+4.1	520.3	4,591
Internet Services/Support Services	350.3	+4.3	336.0	2,969
Servers/Storage Products/Workstations	363.1	-18.1	443.5	3,077
Personal Products	683.4	-7.3	737.1	5,792
Other Hardware	144.1	-16.3	172.1	1,220
Network Solutions business	JPY 1,576.3	-19.5	JPY 1,957.1	$13,359
Network Infrastructure	893.9	-23.4	1,167.6	7,575
Mobile Terminals	439.2	-23.5	573.8	3,722
Other	243.2	+12.7	215.7	2,062
Electron Devices business	JPY 936.7	+11.1	JPY 842.8	$7,938
Semiconductors	706.7	+9.9	642.9	5,989
Displays	97.9	-3.5	101.5	830
Electronic Components	132.1	+34.2	98.4	1,119

2. Geographic Segment Information

(1) Net Sales

(Millions of yen, millions of U.S. dollars)

	Fiscal 2003	(% of total)	% change	Fiscal 2002	(% of total)	Fiscal 2003
Japan	JPY 3,879,454	(82.6)	(-8.3)	JPY 4,230,278	(82.9)	$32,877
Overseas	815,581	(17.4)	(-6.3)	870,744	(17.1)	6,911
Consolidated	JPY 4,695,035	(100.0)	(-8.0)	JPY 5,101,022	(100.0)	$39,788

(2) Geographic Profit or Loss

	Fiscal 2003	(% of profit on sales)	Increase (decrease)	Fiscal 2002	(% of profit on sales)	Fiscal 2003
Japan	JPY 118,277	(3.0)	JPY 135,131	(JPY 16,854)	(-0.4)	$1,002
Overseas	2,612	(0.3)	41,280	(38,668)	(-4.4)	22
	120,889	(2.6)	176,411	(55,522)	(-1.1)	1,024
Other income	153,597		43,207	110,390		1,302
Other expenses	(212,990)		303,061	(516,051)		(1,805)
Consolidated income(loss) before income taxes	JPY 61,496		JPY 522,679	(JPY 461,183)		$521

3. Sales by Market (Unaudited)

	Fiscal 2003	% change	Fiscal 2002	Fiscal 2003
Japan	JPY 3,644,673	(-6.8)	JPY 3,911,173	$30,887
Overseas	1,050,362	(-11.7)	1,189,849	8,901
Consolidated	JPY 4,695,035	(-8.0)	JPY 5,101,022	$39,788

FINANCIAL INSTRUMENTS

(1) Fair value of derivative financial instruments

Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:-

(Millions of yen)

		March 31, 2003			March 31, 2002

		Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value

Derivatives:
Forward exchange contracts:*		JPY 21,902	(JPY 458)	(JPY 458)	(JPY 24,332)	(JPY 1,352)	(JPY 1,352)
Fiscal 2002
Purchase of foreign currency the equivalent of yen	78,705
Sale of foreign currency the equivalent of yen	54,373
Fiscal 2003
Purchase of foreign currency the equivalent of yen	45,571
Sale of foreign currency the equivalent of yen	67,473

Interest rate and currency swap agreements		405,414	(10,479)	(10,479)	1,082,486	(24,957)	(24,957)

*Contract or notional amounts of forward exchange contracts are net amount of "sale" minus "purchase".

(2) Marketable securities

The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:-

(Millions of yen)

	March 31, 2003	March 31, 2002

Available-for-sale:
Equity securities
Cost	JPY 111,192	JPY 177,855
Fair value	111,983	255,096
Net unrealized holding gains	791	77,241

Debt securities
Cost	4,231	8,348
Fair value	4,110	7,983
Net unrealized holding losses	(121)	(365)

(3) Investments in affiliated companies

The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:-

(Millions of yen)

	March 31, 2003	March 31, 2002

Carrying amount	JPY 97,123	JPY 110,072
Market value	87,661	130,174

LEASING ARRANGEMENTS

(1) Leasing of computer equipment

For NEC's leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at March 31, 2003 and March 31, 2002 are as follows:-
(Millions of yen)

	March 31, 2003	March 31, 2002

Within one year	JPY 4,093	JPY 7,648

Over one year	199	431

(2) Lease of facilities and equipment for company's use

NEC leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at March 31, 2003 and March 31, 2002 are as follows:-
(Millions of yen)

	March 31, 2003	March 31, 2002

Within one year	JPY 40,875	JPY 48,888

Over one year	124,689	91,985

PENSION AND SEVERANCE PLANS

NEC Corporation and the subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet eligibility requirements of the retirement regulations. Under the plans, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans, covering substantially all of their employees, including the governmental welfare pension benefit plan (substitutional portion) which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The contributions to the contributory and the-contributory pension plans are placed into trusted pension funds.

On April 1, 2002, the Defined Benefit Corporate Pension Law was enforced, and some contributory defined benefit plans of NEC Corporation and certain subsidiaries in Japan have received the approval of exemption from the obligation for benefits related to future employee service under the substitutional portion from the Japanese government. After approval, NEC Corporation and certain subsidiaries in Japan make pension insurance payments directly to the government instead of contributing to the plans for the substitutional portion.

The weighted-average assumptions used in the accounting for the plans are as follows:-

	March 31, 2003	March 31, 2002

Discount rate	3.0%	3.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%

NET LOSS PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for net loss is as follows:

(Millions of yen)

	Fiscal 2003	Fiscal 2002
Net loss available to common shareholders	(JPY 24,558)	(JPY 312,020)
Effect of dilutive securities	-	-

Diluted net loss	(JPY 24,558)	(JPY 312,020)

		(Number of shares)

Weighted-average number of shares of common stock outstanding for the year	1,653,389,121	1,654,131,607
Effect of dilutive securities	-	-

Weighted-average number of shares of diluted common stock outstanding for the year	1,653,389,121	1,654,131,607

Net Loss Per Share:

		(Yen)

Basic	(JPY 14.85)	(JPY 188.63)
Diluted	(14.85)	(188.63)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

		(Number of shares)

Convertible debt	220,562,540	220,562,540
Stock options	966,000	608,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Millions of yen, millions of U.S. dollars)

Three months ended March 31	2003	(% of net sales)	2002	(% of net sales)	Increase (decrease)	2003

Net sales	JPY 1,452,870	(100.0)	JPY 1,507,913	(100.0)	(JPY 55,043)	$12,312
Cost of sales	1,107,328	(76.2)	1,200,672	(79.6)	(93,344)	9,384
Selling, general and administrative expenses	274,638	(18.9)	303,854	(20.2)	(29,216)	2,327
Operating income	70,904	(4.9)	3,387	(0.2)	67,517	601

Non-operating income	44,970	(3.1)	30,159	(2.0)	14,811	381
Interest and dividends	5,666		1,524		4,142	48
Other	39,304		28,635		10,669	333
Non-operating expenses	76,933	(5.3)	207,415	(13.7)	(130,482)	652
Interest	6,107		7,891		(1,784)	52
Other	70,826		199,524		(128,698)	600

Income (loss) before income taxes	38,941	(2.7)	(173,869)	(-11.5)	212,810	330

Provision (benefit) for income taxes	49,241	(3.4)	(57,476)	(-3.8)	106,717	417
Minority interest in income of consolidated subsidiaries	6,378	(0.4)	3,545	(0.2)	2,833	54
Equity in losses of affiliated companies	(4,355)	(-0.3)	(7,117)	(-0.5)	2,762	(37)

Net loss	(JPY 21,033)	(-1.4)	(JPY 127,055)	(-8.4)	JPY 106,022	$(178)

SEGMENT INFORMATION (UNAUDITED)

Operating Segment Information

(1) Net Sales (Including internal sales to other segments)
(Millions of yen, millions of U.S. dollars)

Three months ended March 31	2003	(% of total)	% change	2002	(% of total)	2003
IT Solutions business	JPY 656,219	(45.2)	-12.3	JPY 748,002	(49.6)	$5,561
Network Solutions business	533,327	(36.7)	+11.9	476,821	(31.6)	4,520
Electron Devices business	230,793	(15.9)	+6.5	216,660	(14.4)	1,956
Others	211,290	(14.5)	+4.0	203,082	(13.4)	1,790
Eliminations	(182,588)	(-12.6)	-	(152,959)	(-10.1)	(1,548)
Electronics business total	1,449,041	(99.7)	-2.9	1,491,606	(98.9)	12,279

Leasing business	9,283	(0.6)	-52.6	19,572	(1.3)	79
Eliminations	(5,454)	(-0.3)	-	(3,265)	(-0.2)	(46)
Consolidated total	JPY 1,452,870	(100.0)	-3.7	JPY 1,507,913	(100.0)	$12,312

(2) Segment Profit or Loss
(Millions of yen, millions of U.S. dollars)

Three months ended March 31	2003	(% of profit on sales)	Increase (decrease)	2002	(% of profit on sales)	2003
IT Solutions business	JPY 57,097	(8.7)	JPY 8,724	JPY 48,373	(6.5)	$484
Network Solutions business	14,647	(2.7)	16,696	(2,049)	(-0.4)	124
Electron Devices business	3,123	(1.4)	40,598	(37,475)	(-17.3)	27
Others	5,920	(2.8)	(1,644)	7,564	(3.7)	51
Eliminations	982	-	2,719	(1,737)	-	8
Unallocated corporate expenses*	(13,449)	-	(1,002)	(12,447)	-	(114)
Electronics business total	68,320	(4.7)	66,091	2,229	(0.1)	580

Leasing business	2,643	(28.5)	1,043	1,600	(8.2)	22
Eliminations	(59)	-	383	(442)	-	(1)
	70,904	(4.9)	67,517	3,387	(0.2)	601
Other income	44,970		14,811	30,159		381
Other expenses	(76,933)		130,482	(207,415)		(652)
Consolidated income(loss) before income taxes	JPY 38,941		JPY 212,810	(JPY 173,869)		$330

(Notes)

* Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any operating segment.

(3) Net Sales to External Customers
(Billions of yen, millions of U.S. dollars)

Three months ended March 31	2003	% change	2002	2003
IT Solutions business	JPY 600.3	-14.7	JPY 703.5	$5,087
Domestic	536.2	-15.5	634.6	4,544
Overseas	64.0	-6.9	68.8	543
Network Solutions business	502.1	+12.0	448.3	4,255
Domestic	375.7	+10.2	341.1	3,185
Overseas	126.3	+17.9	107.1	1,070
Electron Devices business	201.4	+5.3	191.3	1,707
Domestic	116.0	-0.7	116.9	983
Overseas	85.3	+14.7	74.4	724
Others	142.2	-3.8	147.8	1,206
Domestic	114.3	-10.2	127.2	969
Overseas	27.8	+35.5	20.5	237
Electronics business total	1,446.1	-3.0	1,491.0	12,255
Domestic	1,142.3	-6.4	1,220.0	9,681
Overseas	303.7	+12.1	271.0	2,574

Leasing business	6.7	-59.8	16.8	57
Domestic	6.7	-59.8	16.8	57
Overseas	-	-	-	-
Consolidated total	JPY 1,452.8	-3.7	JPY 1,507.9	$12,312
Domestic	1,149.1	-7.1	1,236.8	9,738
Overseas	303.7	+12.1	271.0	2,574

(4) Net Sales by Products and Services (Including internal sales to other segments)
(Billions of yen, millions of U.S. dollars)

Three months ended March 31	2003	% change	2002	2003
IT Solutions business	JPY 656.2	-12.3	JPY 748.0	$5,561
Systems Integration Services /Software	216.8	+2.7	211.0	1,837
Internet Services/Support Services	96.9	-5.3	102.3	821
Servers/Storage Products/Workstations	106.0	-44.0	189.2	898
Personal Products	178.5	-6.2	190.3	1,513
Other Hardware	58.1	+5.3	55.2	492
Network Solutions business	JPY 533.3	+11.9	JPY 476.8	$4,520
Network Infrastructure	296.3	+2.2	289.9	2,511
Mobile Terminals	143.8	+49.5	96.2	1,219
Other	93.2	+2.8	90.7	790
Electron Devices business	JPY 230.7	+6.5	JPY 216.6	$1,956
Semiconductors	176.0	+5.8	166.4	1,492
Displays	20.1	-28.5	28.1	170
Electronic Components	34.7	+57.0	22.1	294

CAUTIONARY STATEMENTS:

The statements in this press release with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the projected results forecast.

In cases where the information contained in this press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:30 am on April 25, 2003 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC before the time of Publication.

Media Contacts:
Chris Shimizu / Daniel Mathieson
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511
FAX: +81-3-3457-7249